Exhibit 99.1

TSX-V: AVU FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

September 12, 2013	NR 15 - 2013

Avrupa Minerals Increases Financing

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to announce that the $500,000 financing announced on August 28, 2013 has been over-subscribed and increased to $600,000. The financing participants include investors that have supported Avrupa in the past and who are able to assist Avrupa in the future with potential financial and strategic support. The financing is fully subscribed and will close shortly.

Paul Kuhn, President and CEO noted that “Avrupa is pleased with the strong support shown by the previous and new investors. The financial and exploration teams at Avrupa are committed to working hard to achieve good returns for these investors through the project generation model we are following in Europe.”

With the increase in the financing, it will now consist of 6,000,000 million Units at a price of $0.10 per Unit. Each Unit is comprised of a common share and a non-transferable common share purchase warrant. Each warrant will entitle the holder to purchase one additional common share at a price of $0.15 per common share for a 36-month period starting on the closing of this offering. Commission of 6% finder’s warrants and 6% cash will be paid to certain parties. The securities are subject to a four-month hold period from the final closing date. Insiders participated in the offering for a total of 1,570,000 Units.

Avrupa will now have 35,043,571 common shares outstanding upon completion of this financing. The financing is fully subscribed and will be closed shortly and completed upon approval by the TSX Venture Exchange.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds 17 exploration licenses in three European countries, including 11 in Portugal covering 3,018 km2, five in Kosovo covering 153 km2, and one in Germany covering 307 km2.  Avrupa operates three joint ventures in Portugal, covering five of the licenses, including:

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The Alvalade JV, with Antofagasta Minerals SA, covering three licenses in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits;

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits; and

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The Arga JV, also with Blackheath Resources, covering one license located adjacent to the Covas JV, for intrusion-related Au-W deposits.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist in the State of Washington, USA, and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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